Exhibit 99.1

SCAILEX CORPORATION LTD.

NOTICE OF
2008 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 5, 2009

Petach Tikva, Israel
January 7, 2009

To the Shareholders of Scailex Corporation Ltd. (“we”, “Scailex” or the “Company”):

        NOTICE IS HEREBY GIVEN that the 2008 Annual and Extraordinary General Meeting of Shareholders (the “General Meeting” or the “Meeting”) of Scailex will be held at our offices at 48 Ben Zion Galis Street, Segula Industrial Area, Petach Tikva, Israel on Thursday, February 5, 2009 at 11:00 a.m. (Israel time).

The agenda of the Meeting will be as follows:

(1)	to elect six directors to our board of directors;

(2)	to re-elect an Outside Director for an additional three-year term;

(3)	to approve the grant of indemnification and exculpation to Mr. Ilan Ben Dov, Chairman of our board of directors and a controlling shareholder of Scailex;

(4)	to approve the Company entering into an agreement for the purchase of its own shares from Tao Tsuot Ltd., a company controlled by a controlling shareholder of Scailex;

(5)	to approve the re-appointment of Brightman, Almagor, Zohar & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors and to authorize our board of directors to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

(6)	to discuss the Auditors’ Report and our audited Consolidated Financial Statements for the year ended December 31, 2007.

        Shareholders of record at the close of business on Tuesday, January 6, 2009 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the General Meeting in person.

        Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the Meeting. No postage is required if mailed in the United States to our United States transfer agents, American Stock Transfer and Trust Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

        Alternatively, shareholders may elect to vote their shares (only regarding Items 2, 3 and 4 of the agenda) by a Hebrew-language written ballot, the form of which (together with the relevant instructions, including the possibility to send a Position Statement under Israeli applicable law) may be obtained on the website of the Israeli Securities Authority at: http://www.magna.isa.gov.il, on the website of The Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il, or directly from Scailex.

        If your shares are held in "street name" (meaning held through a bank, broker or other nominee), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting. In the case of shares traded on The Tel-Aviv Stock Exchange, generally you must obtain a certificate of ownership from the member of The Tel-Aviv Stock Exchange through whom your shares are registered in order to vote the shares at the Meeting.

        Joint holders of shares should take note that, pursuant to Article 32(d) of our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

By order of the Board of Directors, ILAN BEN DOV Chairman of the Board of Directors YAHEL SHACHAR Chief Executive Officer

ii

SCAILEX CORPORATION LTD.
(Israel Company Number: 52-003180-8)
48 Ben Zion Galis Street, Segula Industrial Area, Petach Tikva, 49277 Israel

Telephone: +972 3 905 7730; Fax: +972 3 930 0424

PROXY STATEMENT

2008 ANNUAL & EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

        This proxy statement is furnished to the shareholders of Scailex Corporation Ltd. (“we”, “Scailex” or the “Company”) in connection with the solicitation of proxies by our board of directors for use at the 2008 Annual and Extraordinary General Meeting of Shareholders (the “General Meeting” or the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2008 Annual and Extraordinary General Meeting of Shareholders. The Meeting will be held on Thursday, February 5, 2009 at 11:00 a.m. (Israel time) at our offices at 48 Ben Zion Galis Street, Segula Industrial Area, Petach Tikva, Israel.

Purpose of the General Meeting

        It is proposed that at the Meeting resolutions be adopted: (1) to elect six directors to our board of directors; (2) to re-elect an Outside Director for an additional three-year term; (3) to approve the grant of indemnification and exculpation to Mr. Ilan Ben Dov, Chairman of our board of directors and a controlling shareholder of Scailex; (3) to approve the Company entering into an agreement for the purchase of its own shares from Tao Tsuot Ltd., a company controlled by a controlling shareholder of Scailex; and (5) to approve the re-appointment of Brightman, Almagor, Zohar & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors and to authorize our board of directors to fix the said independent auditors' remuneration in accordance with the volume and nature of their services.

        In addition, the Auditors' Report and our audited Consolidated Financial for the year ended December 31, 2007 will be discussed at the Meeting.

Voting and Proxies

        We have authorized and outstanding one class of equity securities, designated ordinary shares, with a nominal (par) value of NIS 0.12 per share. Only holders of record of our ordinary shares at the close of business on Tuesday, January 6, 2009 are entitled to vote at the General Meeting.

        Shareholders may elect to vote their shares once, either by attending the Meeting in person, by a duly executed proxy as detailed below, or by a duly executed Hebrew-language written ballot (only regarding Items 2, 3 and 4 of the agenda), the form of which (together with the relevant instructions) may be obtained on the website of the Israeli Securities Authority at: http://www.magna.isa.gov.il, on the website of The Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il, or directly from Scailex. If your shares are held in "street name" (meaning held through a bank, broker or other nominee), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting. In the case of shares traded on The Tel-Aviv Stock Exchange, generally you must obtain a certificate of ownership from the member of The Tel-Aviv Stock Exchange through whom your shares are registered in order to vote the shares at the Meeting.

        A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time prior to the commencement of the Meeting by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by attending and voting in person at the Meeting. Ordinary shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us at least twenty-four (24) hours prior to the Meeting, will be voted as indicated in the form, or if no preference is noted, will be voted in favor of the matter to be presented to the Meeting, as described above, subject, as regards Proposals 3 and 4, that respective declarations as to personal interest are duly made.

        Proxies for use at the Meeting are being solicited by our board of directors and are being mailed to shareholders on or about January 7, 2009. Proxies will be solicited chiefly by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, facsimile or other personal contact. We will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our ordinary shares.

        We had outstanding on December 28, 2008, 37,247,622* ordinary shares. Each ordinary share is entitled to one vote. The holders of 33 1/3% of our outstanding ordinary shares, present in person or by proxy and entitled to vote, will constitute a quorum at the General Meeting. Abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present. If, within half an hour from the time fixed for the commencement of the Meeting, a quorum is not present, the Meeting shall stand adjourned to Thursday, February 12, 2009, at the same time and place.

OWNERSHIP OF SCAILEX SHARES

        The following table sets forth certain information, as of December 28, 2008, concerning (i) the persons or entities known to us to beneficially own more than 5% of our outstanding ordinary shares (including shareholders known to us to be affiliated with such persons or entities) and (ii) the number of our ordinary shares beneficially owned by our directors and members of our senior management as a group:

	Ordinary Shares Beneficially Owned(1)
Name and Address	Number of Shares	Percent

“Ben Dov Group”(2), consisting of the following entities, all of 48 Ben Zion Galis Street, 49277 Petach Tikva, Israel:	33,435,599	89.77%

Suny Electronics Ltd.	24,056,052	64.58%

Tao Tsuot Ltd.	9,262,485	24.87%

Harmony (Ben Dov) Ltd., a company 100% owned by Mr. Ilan Ben Dov, Chairman of our board of directors.	117,062	0.31%

All our directors (other than Ilan Ben-Dov) and members of our senior
management as a group (consisting of 9 persons)(3)	56,000	Less than 1%

* Does not include 6,331,766 ordinary shares which are deemed issued but considered treasury shares, of which (i) 448,975 ordinary shares were purchased on our behalf under an approved share repurchase program established in 1998; (ii) 4,952,050 ordinary shares were purchased by us in June 2004 in a self tender offer; and (iii) 930,741 ordinary shares were purchased by us during the period from July 21 through December 23, 2008.

(1)	Percentages in this table are based on the number of outstanding ordinary shares carrying voting rights as of December 28, 2008, (namely, 37,247,622 shares). The number of shares owned by any shareholder or group named above includes the shares underlying options held by such person(s) that are exercisable within 60 days of the date hereof.

(2)	Based upon a Schedule 13D/A, filed with the SEC on May 15, 2008 by Mr. Ilan Ben-Dov, Suny Electronics Ltd., Tao Tsuot Ltd. and their affiliates, and subsequent notices to the Company.

Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 68.74% of the shares of Suny Electronics Ltd. Mr. Ben Dov and Harmony (Ben Dov) Ltd. together hold directly 80.67% of the shares of Tao Tsuot Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 33,435,599 Scailex shares held by Suny Electronics Ltd., Tao Tsuot Ltd. and Harmony (Ben Dov) Ltd. (all of which are Israeli corporations).

Suny Electronics Ltd. and Tao Tsuot Ltd. are public companies whose shares are traded on The Tel-Aviv Stock Exchange.

(3)	Comprises 56,000 stock options exercisable into ordinary shares within 60 days of the date hereof.

THE PROPOSALS FOR THE GENERAL MEETING

ITEM 1 – ELECTION OF SIX DIRECTORS

        We currently have six directors on our board of directors who are not Outside Directors (see Item 2 below). Directors who are not Outside Directors are elected annually.

        Pursuant to the recommendations of the nominating committee of our board of directors, our board of directors has resolved to present six nominees for election as directors (other than Outside Directors) at the General Meeting, all such nominees being current members of our board of directors. Each elected nominee will hold office until the next annual general meeting, unless his or her office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

        Set forth below are certain details regarding each of the said six nominees, based upon information provided by them and to the best of the Company's knowledge. Such details appear in the immediate report that accompanies the Hebrew-language written ballot pursuant to regulations under Israel's Companies Law 5759-1999 (the “Companies Law”) and Israel's Securities Law 5728-1969 (the “Securities Law”) (1)(2)(3).

Name	Israel I.D. Number	Year of Birth	Date of Appointment to the Board	Address (all in Israel)	Membership of Committees of the Board

Ilan Ben Dov (4)	54676168	1957	July 1, 2008	14 Mishmar Hagvul St. Tel Aviv	financial investments committee

Yossi Arad (4) (5)	58132234	1963	November 14, 2007	Moshav Benaya 338	financial investments committee

Iris Beck (6)	2219467	1965	July 1, 2008	11 Harimon St. Zichron Yaacov	nominating committee; remuneration committee

Name	Israel I.D. Number	Year of Birth	Date of Appointment to the Board	Address (all in Israel)	Membership of Committees of the Board

Shalom Singer (5) (6)	660894	1946	July 18, 2006	11 Shlomo ben Yosef St.	audit committee
				Tel Aviv	(chairman);
					nominating committee
					(chairman);
					remuneration committee
					(chairman);
					financial investments
					committee

Dr. Arie Ovadia (5)	78284338	1948	July 18, 2006	11 Hashomer St.	financial investments
				Ra'anana	committee (chairman)

Yehiel Finegold (5)	8388944	1948	July 1, 2008	6 Naorim St.	audit committee
				Kfar Saba

Notes:

(1)	The nationality of all of the above directors is Israeli.

(2)	None of our directors is related to any other “interested party” (which term includes other directors of the Company and members of our senior management).

(3)	Unless otherwise stated, none of the above directors is an employee of the Company or any of its subsidiaries or affiliated companies or of any principal shareholder or other “interested party” (as such term is defined by the Securities Law), although several of the directors serve as directors of principal shareholders or their affiliated companies.

(4)	Serves as an officer of Suny Electronics Ltd. and/or Tao Tsuot Ltd. (see below), principal shareholders of the Company.

(5)	Directors determined by our board of directors as possessing financial and accounting expertise according to criteria set forth in regulations promulgated pursuant to the Companies Law.

(6)	Designated as “independent director” in accordance with NASDAQ Marketplace Rules.

        Set forth below are details of the above directors' business activities during the last five years, current directorship and academic and professional qualifications:

        Ilan Ben Dov, Chairman of our board of directors since July 2008, has served as Chairman of the Board of Directors and Joint Chief Executive Officer of Suny Electronics Ltd. for approximately fifteen years. Mr. Ben Dov has also served as Chairman of the Board of Directors of Tao Tsuot Ltd. for approximately three years. He also currently serves as a director of Tapuz Anashim Ltd., Ben Dov Holdings Ltd., Ben Dov Holdings and Management (1999) Ltd., Harmony (Ben Dov) Ltd., Derech HaLotus Ltd., Refuat HaLotus Ltd., I. Ben Dov Investments Ltd., Darban Investments Ltd., as well as subsidiaries of Suny Electronics Ltd.

        Yossi Arad has served as Chief Executive Officer of Tao Tsuot Ltd. since 2005. Previously, Mr. Arad served as Vice President of Investments of Suny Electronics Ltd. from 2003 to 2005 and as joint Chief Executive Officer of Migdal Asset Management Ltd. from 2001 to 2003. He currently serves as a director of Tao Tsuot Ltd., Tao Tsuot Real Estate Ltd., Tao Tsuot Bonds Ltd., Tao Tsuot Underwriting and Offering Ltd., Durban Investments Ltd. and Azorim - Investment in Development and Construction Ltd. He holds a bachelor's degree in economics and business management and a master degree in business administration from Tel Aviv University, Israel.

        Iris Beck has served, since January 2009, as Chief Executive Officer of McCann Erickson Group, Israel (who provides advertising services to the recently-acquired cellular operations of Scailex). From 2003 to 2008, she served as Vice President of Marketing and Content and as a Consultant to Partner Communications Ltd. She holds a bachelor’s degree in economics from Haifa University, Israel and a master’s degree in marketing and business administration from Tel Aviv University, Israel.

        Shalom Singer serves as a partner and director of Singer Barnea & Co. Ltd. and as Chairman of Clal Insurance Company Ltd.‘s Investment Committee of Profit Participating Policies. From 2003 to 2005, Mr. Singer served as the Chairman and CEO of Kagam Central Pension Fund. He is also currently a director of Israel Petrochemical Enterprises Ltd., Scailex Vision (Tel Aviv) Ltd., Scope Metal Trading and Technical Services Ltd. and Robert Marcus Loss Adjusters Ltd. Mr. Singer holds a bachelor’s degree in accounting from Haifa University, Israel.

        Dr. Arie Ovadia is a director of Israel Discount Bank Ltd., Straus Elite Ltd., Mehedrin Ltd., Carmel Olefins Ltd., Giron Ltd., Destiny Investments Ltd., Israel Petrochemical Enterprises Ltd., Tadiran Communications Ltd., Orda Print Industries Ltd. and Real Estate Participations In Israel Ltd. Dr. Ovadia served from 2003 to 2006 as Chairman of the Phoenix Holdings Ltd. He acts as an advisor to corporations and serves as a member of the Israel Accounting Standards Board. Dr. Ovadia has served as a lecturer at Tel Aviv University and at the College of Management. He holds a Ph.D. in economics from the University of Pennsylvania, Wharton School.

        Yehiel Finegold has served as the Internal Auditor of the European subsidiary of Eden Springs Ltd. since November 2007 and Chief Financial Officer of Eden Springs (U.K.) Ltd. from September 2008. From 2001 to 2007 he was Deputy Chief Executive Officer and Chief Financial Officer of Suny Electronics Ltd. Mr. Finegold is currently a director of Suny Electronics Ltd. He holds a bachelor’s degree in economics and in business administration from Bar-Ilan University, Israel.

        The shares of Scailex do not have cumulative voting rights for the election of directors, which means that (subject to certain special requirements regarding voting for the election of an Outside Director – see Item 2 below) the holders of shares conferring more than 50% of the voting power represented in person or by proxy and voting for the election of directors at a general meeting of shareholders have the power to elect all the directors, to the exclusion of the remaining shareholders.

        The Company is not aware of any reason why any of the above nominees, if elected, would not be able to continue to serve as a director of the Company. Pursuant to the Companies Law, each of the nominees has delivered to the Company a declaration, confirming that he or she complies with the requisite qualifications for serving as a director under the Companies Law and that he or she is not prohibited under the Companies Law from serving as a director of a public company.

Proposal 1

        It is proposed that at the Meeting the following resolution be adopted (with respect to each nominee):

“RESOLVED, that each of the nominees named in Item 1 of the Proxy Statement for Scailex’s 2008 Annual and Extraordinary General Meeting be, and he or she hereby is, elected as a director of Scailex to hold office until the next annual general meeting, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of Scailex or applicable law.”

Required Vote

        Shareholders may vote for or against, or may abstain from voting, in connection with the election of each of the said nominees. The affirmative vote of a majority of the ordinary shares present at the Meeting, in person or by proxy or written ballot, and voting thereon, is required to elect each of the said nominees as a director.

        The board of directors recommends a vote FOR the election of all the said nominees.

ITEM 2 – RE-ELECTION OF AN OUTSIDE DIRECTOR

        Companies incorporated under the laws of Israel whose shares have been offered to the public are required by the Companies Law to appoint at least two “Outside Directors”. An Outside Director must be elected by the shareholders. The term of an Outside Director is three years and may be extended for an additional three years. Other directors are elected annually. All Outside Directors must be members of the audit committee and all other committees to which the board of directors has delegated powers must have at least one Outside Director.

        The Companies Law provides that a person may not be appointed as an Outside Director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as Outside Director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by its controlling entity. The term affiliation includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder.

        No person can serve as an Outside Director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an Outside Director.

        Mr. Yoav Biran was elected as an Outside Director of Scailex on December 29, 2005 for an initial term of three years. Pursuant to the recommendation of the nominating committee of our board of directors, our board of directors has resolved that shareholders be asked at the Meeting to re-elect Mr. Biran as an Outside Director for an additional term of three years with effect from the date of the Meeting. Mr. Dror Barzilai, who was elected as the other Outside Director of Scailex on December 31, 2006, continues to serve the Company as an Outside Director.

        An Outside Director is required to have either financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated pursuant to the Companies Law, provided that at least one of the Outside Directors has financial and accounting expertise. Our board of directors has determined that Mr. Barzilai has the requisite financial and accounting expertise and that Mr. Biran has the requisite professional qualifications.

        Set forth below are certain details regarding Mr. Biran, based upon information provided by him. Such details appear in the immediate report that accompanies the Hebrew-language written ballot pursuant to regulations under the Companies Law and the Securities Law.

Israel I.D. Number: 7935836; Year of Birth: 1939; Nationality: Israeli; Address: 3/4 Oved St., Jerusalem, Israel.

        Yoav Biran was Director General of the Israel Ministry of Foreign Affairs from 2001 until 2004. He holds bachelor's degrees in General History and International Relations and studied for a master's degree in General History from the Hebrew University of Jerusalem, Israel. Mr. Biran is a member of our audit committee, remuneration committee and nominating committee.

        The Company is not aware of any reason why Mr. Biran, if re-elected, would not be able to serve as an Outside Director of the Company. Pursuant to the Companies Law, Mr. Biran has delivered to the Company a declaration, confirming that he complies with the requisite qualifications for an Outside Director under the Companies Law and that he is not prohibited under the Companies Law from serving as a director of a public company.

Proposal 2

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Yoav Biran be re-elected as an Outside Director of Scailex for a term of three years from February 5, 2009.”

Required Vote

        Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of Mr. Biran. Approval of the above resolution will require the affirmative vote of a majority of the ordinary shares present at the Meeting, in person or by proxy or written ballot, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not controlling shareholders as defined in the Companies Law (“Controlling Shareholders”), or (ii) the total number of shares voted against the resolution by shareholders who are not Controlling Shareholders does not exceed one percent of our outstanding shares. For purposes of this resolution, the 33,435,599 shares held by members of the Ben-Dov Group are deemed to be held by Controlling Shareholders.

        The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – GRANT OF INDEMNIFICATION AND EXCULPATION TO MR. ILAN BEN DOV

        Under the Companies Law, an Israeli company may not exempt an office holder (as such term is defined in the Companies Law and includes directors and members of senior management) from liability with respect to a breach of his or her duty of loyalty, but may exempt or exculpate an office holder in advance from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care (except in connection with distributions), provided that the articles of association of the company allow it to do so. The articles of association of Scailex allow it to exempt and exculpate its office holders to the fullest extent permitted by law. The indemnification or exculpation of office holders requires the approval of a company's audit committee and board of directors (in that order) and, in the case of directors, approval must then be given by the company's shareholders.

Indemnification of Office Holders

        At the 2005 annual general meeting of the Company's shareholders held on December 29, 2005, shareholders approved a resolution setting out revised terms of indemnification for the Company's office holders, such terms having earlier been approved by the Company's audit committee and board of directors. Pursuant to the resolution, the Company has provided its office holders with an indemnification letter (the “Indemnification Letter”), as approved at the 2005 annual general meeting, which is substantially in the form set forth as Appendix A to this Proxy Statement.

Exculpation of Office Holders

        At an extraordinary general meeting of the Company's shareholders held on April 30, 2007, shareholders approved a resolution permitting the Company to exculpate its office holders from all liability to the Company, directly or indirectly, for any damage caused or that may be caused by office holders to the Company resulting from a breach of office holders' duty of care towards the Company in connection with the fulfillment of their responsibility as office holders, subject to applicable law. The said exculpation excluded counter claims filed against an office holder by the Company in a lawsuit initiated by such office holder. The terms of exculpation had earlier been approved by the Company's audit committee and board of directors. Pursuant to the resolution, the Company has provided its office holders with a letter of exculpation (the “Letter of Exculpation”) in the form set forth as an appendix to the proxy statement mailed to shareholders in connection with the said extraordinary general meeting. The exculpation is in addition to the terms of indemnification set forth in the Indemnification Letter.

Proposed Indemnification & Exculpation of Mr. Ben Dov

        At a meeting held on December 28, 2008, the Company's board of directors, following approval by the Company's audit committee on December 25, 2008, approved (subject to shareholders approval) the grant to Mr. Ilan Ben Dov, Chairman of our board of directors and an indirect controlling shareholder of Scailex, of indemnification and exculpation, by providing him with an Indemnification Letter and Letter of Exculpation in identical form to that provided to our other office holders (in this Item, referred to the “Transaction”). The said indemnification and exculpation is to be effective from the date of Mr. Ben Dov's appointment as Chairman of our board of directors, July 1, 2008.

Personal Interest of Controlling Shareholders in the Transaction

        Under the Companies Law, an extraordinary transaction of a public company, such as the Transaction, in which a controlling shareholder is deemed to have a personal interest is subject to approval by the company's audit committee, board of directors and shareholders (in that order), and such approval by shareholders is subject to the fulfillment of special voting requirements, as described below.

        Mr. Ben Dov, Chairman of our board of directors, is an indirect controlling shareholder of Scailex by virtue, inter alia, of his control of Suny Electronics (in which he holds, through a wholly owned company, approximately 68.74% of the issued share capital) and his holdings, in person or through a wholly owned company, of approximately 0.31%** In this Proxy Statement, all references to percentages of outstanding shares or share capital of, or voting rights in, Scailex exclude treasury shares. of the outstanding share capital of Scailex. Mr. Ben Dov has a personal interest in approval of the Transaction in light of the nature of such interest and the fact that it concerns a benefit being granted to him.

        Suny Electronics Ltd. (“Suny Electronics”) is the direct controlling shareholder of Scailex by virtue of its holdings of approximately 64.58% of our outstanding share capital. Mr. Ben Dov is the controlling shareholder of Suny Electronics (by virtue of his holding, through a wholly owned company, approximately 68.74% of its issued share capital) and serves both as its Co-Chief Executive Officer and as Chairman of its board of directors. Suny Electronics has a personal interest in approval of the Transaction in light of the fact that it concerns a benefit being granted to its controlling shareholder.

        Tao Tsuot Ltd. (“Tao”) is a major shareholder of Scailex, holding approximately 24.87% of our outstanding share capital. Mr. Ben Dov is the controlling shareholder of Tao (by virtue of his holdings, in person or through a wholly owned company, of approximately 80.67% of its issued share capital) and serves as Chairman of Tao's board of directors. Tao has a personal interest in approval of the Transaction in light of the fact that it concerns a benefit being granted to its controlling shareholder.

Personal Interest of Directors in the Transaction

        The following directors of Scailex have, or may have, a personal interest in the approval of the Transaction, neither of whom participated in the discussion and vote of the Company's audit committee and board of directors in connection with approval of the Transaction:

* In this Proxy Statement, all references to percentages of outstanding shares or share capital of, or voting rights in, Scailex exclude treasury shares.

—	Mr. Ilan Ben Dov, Chairman of our board of directors and an indirect controlling shareholder of the Company. Mr. Ben Dov has a personal interest in approval of the Transaction in light of the nature of such interest and the fact that it concerns a benefit being granted to him.

—	Mr. Yossi Arad may be deemed, for the sake of prudence, as having a personal interest in approval of the Transaction in light of his links to the Suny Group and Mr. Ben Dov, deriving from the fact that he serves as Chief Executive Officer and a director at Tao, a company controlled by Mr. Ben Dov (and in which Mr. Ben Dov serves as Chairman of its board of directors), who has a personal interest in approval of the Transaction, as stated above.

The Rationale for the Audit Committee and the Board Approval

        The board of directors and the audit committee of the Company approved the grant of indemnification and exculpation to Mr. Ben Dov on the following grounds:

    1.        The granting of indemnification and exculpation to office holders is customary for the Company and for companies of a similar type and size to the Company, in consideration of the heavy responsibility placed upon directors and other office holders in carrying out the duties of their office.

    2.        The terms of the Indemnification Letter and Letter of Exculpation to be given by the Company to Mr. Ben Dov are in identical form to that provided by the Company to its other directors and office holders and are consistent with the provisions of the articles of association of the Company, the Companies Law and the resolutions approved at the general meetings of the Company held on December 25, 2005 and April 30, 2007, as referred to above. It is appropriate that the amount and scope of the indemnification to which the Chairman of the board of directors will be entitled is not less than that afforded to other directors.

    3.        The terms of the indemnification and exculpation, including the maximum amount of indemnification, continue to be reasonable, given all relevant circumstances and considering the size, scope and area of the Company’s operations.

Proposal 3

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company may indemnify and exculpate Mr. Ilan Ben Dov, Chairman of the board of directors of the Company, with effect from July 1, 2008, by providing him with an Indemnification Letter and a Letter of Exculpation in identical form to that provided to other office holders of the Company.”

Required Vote

        The Company considers the transactions proposed in the aforesaid resolution to be an extraordinary transaction in which a controlling shareholder has a personal interest. Accordingly, pursuant to the Companies Law, the approval of the above resolution will require the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy or written ballot, and voting thereon, provided that either: (i) the shares voting in favor of the resolution include at least one-third of the shares voted by shareholders who do not have a personal interest (within the meaning set forth in the Companies Law and described below) in the approval of such transaction (disregarding, for such purpose, abstention votes); or (ii) the total number of shares of such shareholders who do not have a personal interest (within the meaning set forth in the Companies Law and described below) voting against such proposal does not exceed one percent of all of the voting power in Scailex. Under the Companies Law, failure by a shareholder to indicate affirmatively whether it has or does not have a personal interest disqualifies the shareholder from participating in the vote. In addition, under the Companies Law, a shareholder that has a personal interest is qualified to participate in the vote, however the vote of a shareholder having a personal interest may not be counted towards the one third requirement described in clause (i) above or the 1% threshold described in clause (ii) above.

        For the purpose of the vote on this resolution, each shareholder is asked to indicate on the enclosed proxy card whether or not he or she has a personal interest in approval of the transaction. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any "Relative" of the shareholder (e.g. spouse, sibling, parent, parent's parent, descendent, the spouse's descendent and the spouses of each of these), or a personal interest of an entity in which the shareholder (or such Relative thereof) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising in itself from the ownership of shares in the Company.

ITEM 4 – Purchase of the Company's Shares from Tao Tsuot Ltd.

        Under the Companies Law, an extraordinary transaction of a public company in which a controlling shareholder is deemed to have a personal interest is subject to approval by the company's audit committee, board of directors and shareholders (in that order), such shareholders approval being subject to the fulfillment of voting requirements as described below.

Proposed Transaction

        The Company proposes to enter into an agreement with Tao Tsuot Ltd. (“Tao”) for the purchased by the Company of the Company's shares owned by Tao (in this Item, referred to as the “Transaction”). Tao is a company controlled by the Chairman of our board of directors, Mr. Ilan Ben Dov, who is an indirect controlling shareholder of Scailex. The proposed Transaction was approved by our audit committee and board of directors on December 28, 2008, subject to shareholders approval.

        The principal provisions of the Transaction are as follows:

    1.        On the completion date of the Transaction, Tao will transfer to the Company all the shares of Scailex owned by Tao at such date, but in any event not less than 9,000,000 ordinary shares nor more than 9,262,485 ordinary shares, nominal value NIS 0.12 each, for a consideration of NIS 30 (30 shekels) per ordinary shares and for an aggregate consideration of not less than 270 million shekels nor more than approximately 277.9 million shekels, according to the number of shares actually being purchased. As at December 28, 2008, Tao owned 9,262,485 ordinary shares of the Company.

    2.        The shares being purchased will be acquired “as is”, for which the Company will pay Tao in cash.

    3.        The completion date of the Transaction will take place within two business days from the fulfillment of the latest of the following suspensory conditions (the “Suspensory Conditions”):

(1)	Approval of the Transaction by a general meeting of the shareholders of the Company and a general meeting of the shareholders of Tao, in according with the statutory requirements pertaining to transactions of this type.

(2)	Receipt of approval from Tao’s sources of finance who hold a charge on the shares being acquired, and the release of such charge.

(3)	The absence of any impediment, as a result of any judicial order or judgment, to the consummation and completion of the Transaction.

    4.        In the event that the Suspensory Conditions are not fulfilled by the end of 90 days from December 28, 2008, the agreement for the Transaction will be rescinded ipso facto and neither party shall have any right or claim against the other.

    5.        It should be noted that following, and subject to completion of, the Transaction, Tao will no longer hold any shares in the Company and that the holdings of Suny Electronics and Mr. Ben Dov (through Harmony (Ben Dov) Ltd.) will increase (assuming the sale to us of all the Scailex shares owned by Tao as at December 31, 2008) to 85.96% and 0.42%, respectively, of the Company’s outstanding share capital and the voting rights in the Company.

        Pursuant section 308 of the Companies Law, upon the completion of the Transaction, the purchased shares will become treasury shares, conferring no rights whatsoever in the Company.

The Manner in which the Consideration was Determined

        The agreed consideration in the Transaction, namely, the price to be paid by Scailex to Tao for the shares being acquired, was determined in negotiations conducted by the Chairman of the investment committee of the board of directors of Scailex, Dr. Arie Ovadia, and the management of the Company with representatives of the Tao. The agreed consideration was based upon the market price of the Company's shares in on the one hand and the evaluation of the board of directors and management of the Company as to the value of the Company on the other hand. In regard to this, the board of directors of the Company received a fairness opinion from Giza, Singer, Even Ltd. in connection with the consideration for the Transaction (the “Opinion”), which stated that the purchase of the shares from Tao at the price per share provided in the Transaction was fair and reasonable from the Company's point of view.

        A copy of the Opinion was furnished to the Securities and Exchange Commission (the “SEC”) as an appendix to exhibit 99.1 to our report in Form 6-K of January 2, 2009, and may be viewed through the IDEA/EDGAR website of the SEC at www.sec.gov.

Certain Transactions relating to the Company's Shares that took place during the course of the last Two Years

        Tao has purchased shares of Scailex on numerous occasions since 2005, through acquisitions both on and off the Tel-Aviv Stock Exchange. The average price paid by Tao for such shares, as adjusted, during the years 2007 and 2008 were, respectively, NIS 32.43 and NIS 30.51.

        During 2008, the highest and lowest prices at which Scailex's shares were traded on the Tel-Aviv Stock Exchange were, respectively, NIS 36.78 and NIS 22.85, as adjusted.

        It should also be noted that within the framework of a transaction, completed on June 30, 2008, that included the sale of control of the Company, the previous controlling shareholder in the Company, Israel Petrochemical Enterprises Ltd., sold approximately 50.06% of the Company's outstanding share capital to Suny Electronics at a price of approximately NIS 38.48 per share.

Similar Transactions in the course of the Preceding Two Years

        During the period commencing on December 29, 2006, up to the date of this Proxy Statement, no transactions of the type of the transactions being submitted for the approval at the Meeting were entered into between the Company and the controlling shareholders therein, or in which the controlling shareholders therein had a personal interest, nor was any such transaction still in effect as at the date of the approval of the Transaction by our board of directors.

        It should nonetheless be noted that, on July 17, 2008, the board of directors of the Company approved a program for the purchase by the Company of up to 1 million of its own shares provided that the aggregate consideration should not exceeding 25 million shekels. On November 17, 2008, the board of directors of the Company approved an increase in the maximum permitted aggregate consideration by 2 million shekels to 27 million shekels. Through December 28, 2008, the Company had purchased 930,741 of its own shares pursuant to this program for an aggregate consideration of approximately 25 million shekels, equating to an average price per share of approximately NIS 26.90.

        It should also be noted that on June 30, 2008, Suny Electronics purchased from Israel Petrochemical Enterprises Ltd. (“IPE”), the then controlling shareholder in the Company, all its shareholdings in the Company at that time (50.06% of the Company's outstanding shares) at a price of NIS 38.48 per share.

The Rationale for the Audit Committee and the Board Approval of the Transaction

        The Transaction is for the purchase by the Company of its own shares, which falls within the definition of a "distribution" as defined in section 1 of the Companies Law. Accordingly, the audit committee and the board of directors of the Company, in considering the proposed Transaction first determined that the Transaction conformed with the statutory requirement as regards the law relating to permitted distributions and thereafter determined that the Transaction was for the benefit of the Company. The following are the grounds upon which the audit committee and the board of directors approved the Transaction:

    1.        The price per share pursuant to the Transaction is approximately 11% less than the economic value the Company’s shares, as calculated within the framework of the Opinion, and is lower than the value of the Company’s shares derived from an assessed and unaudited estimate of Company’s equity as at the date of approval of the Transaction by the board of directors and audit committee. Accordingly, the Transaction at the price provided, represents a worthwhile business opportunity for the Company in the opinion of the Company’s board of directors.

    2.        The Company is unable to purchase a significant number of its own shares from the public in light of legal restrictions preventing the public’s holdings in the Company from falling below 10% of the Company’s outstanding shares. At the time of approval by the Transaction by the board of directors, the public’s holdings in the Company stood at 10.23%.

    3.        The Company has large cash balances. Following an examination of opportunities in the market, no alternative use was identified at the present time for such balances, both with regard the levels of risk and possibilities latent in such opportunities. It should also be noted that following completion of the Transaction, the Company will still retain liquid balances of significant amounts.

    4.        The Transaction relates to the acquisition of assets that are well known to the Company. Accordingly the risk flowing from their acquisition is low. The implied yield emanating from the Transaction is expected to be higher than the alternative yield flowing from investing in very low-risk assets, such as bank deposits, carrying a much lower yield, in particular in light of the anticipated reduction in interest rates on such deposits.

    5.        The reduction in the level of the Company’s share capital registered for trading following the completion of Transaction in likely to have an impact on earnings per share.

    6.        As a result of completion and consummation of the Transaction, the value of the Company’s shares registered for trading (the outstanding share capital of the Company divided by the number of shares registered for trading) will increase by approximately NIS 0.70 per share.

Personal Interest of Controlling Shareholders in the Transaction

        Under the Companies Law, an extraordinary transaction of a public company, such as the Transaction, in which a controlling shareholder is deemed to have a personal interest is subject to approval by the company's audit committee, board of directors and shareholders (in that order), and such approval by shareholders is subject to the fulfillment of special voting requirements, as described below.

        Suny Electronics is the direct controlling shareholder of Scailex by virtue of its holdings of approximately 64.58% of our outstanding share capital. The Chairman of the board of directors and Co-Chief Executive Officer of Suny Electronics, Mr. Ilan Ben Dov, has a personal interest in approval of the Transaction, for reasons as described below. Accordingly, Suny Electronics has a personal interest in approval of the Transaction in light of the personal interest of Mr. Ben Dov and the fact that its holdings in Scailex will increase to 85.96% of the outstanding shares and voting rights in the Company as a result of completion of the Transaction (and assuming the sale to us of all the Scailex shares owned by Tao as at December 28, 2008). The strengthening of the voting rights of Suny Electronics in Scailex will enable it, pursuant to our articles of association, to pass a special resolution (as such term is defined in the articles of association) at a general meeting of Scailex without the need for support of any other shareholder. Our articles of association require the passing of a special resolution on various subjects, including increases in capital, consolidation of share capital and subdivision of share capital.

        Mr. Ben Dov, Chairman of our board of directors, is an indirect controlling shareholder of Scailex by virtue, inter alia, of his control of Suny Electronics (in which he holds, through a wholly owned company, approximately 68.74% of the issued share capital) and his holdings, in person or through a wholly owned company, of approximately 0.31% of the share capital of Scailex. Mr. Ben Dov has a personal interest in approval of the Transaction in light of fact that the Transaction is between two companies controlled by him, Scailex and Tao, and in light of the personal interest of Suny Electronics in the approval of the Transaction, as described above.

        Tao is a major shareholder of Scailex, holding approximately 24.87% of our outstanding share capital. The indirect controlling shareholder of Scailex, Mr. Ben Dov, is the controlling shareholder of Tao (by virtue of his holdings, in person or through a wholly owned company, of approximately 80.67% of its issued share capital) and serves as Chairman of Tao's board of directors. Tao has a personal interest in the approval of the Transaction in view of the fact that it is the other party to the Transaction.

Personal Interest of Directors in the Transaction

        The following directors of Scailex have a personal interest in the approval of the Transaction, neither of whom participated in the discussion and vote of the Company's audit committee and board of directors in connection with approval of Transaction, which meetings took place on December 28, 2008:

—	Mr. Ilan Ben Dov, Chairman of the Company's board of directors and an indirect controlling shareholder of the Company. Mr. Ben Dov has a personal interest in approval of the Transaction in light of the fact that the Transaction is between two companies controlled by him, Scailex and Tao, and in light of the personal interest of Suny Electronics in the approval of the Transaction (see above).

—	Mr. Yossi Arad has a personal interest in approval of the Transaction, arising from his current position as Chief Executive Officer, director and shareholder of Tao.

Proposal 4

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the entering by the Company into an agreement with Tao Tsuot Ltd. for the purchase by the Company from Tao Tsuot Ltd. of up to 9,262,485 and no less than 9,000,000 ordinary shares of the Company at a price of 30 shekels per share be, and the same hereby is, approved.”

Required Vote

        The Company considers the transactions proposed in the aforesaid resolution to be an extraordinary transaction in which a controlling shareholder has a personal interest. Accordingly, pursuant to the Companies Law, the approval of the above resolution will require the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy or written ballot, and voting thereon, provided that either: (i) the shares voting in favor of the resolution include at least one-third of the shares voted by shareholders who do not have a personal interest (within the meaning set forth in the Companies Law and described below) in the approval of such transaction (disregarding, for such purpose, abstention votes); or (ii) the total number of shares of such shareholders who do not have a personal interest (within the meaning set forth in the Companies Law and described below) voting against such proposal does not exceed one percent of all of the voting power in Scailex. Under the Companies Law, failure by a shareholder to indicate affirmatively whether it has or does not have a personal interest disqualifies the shareholder from participating in the vote. In addition, under the Companies Law, a shareholder that has a personal interest is qualified to participate in the vote, however the vote of a shareholder having a personal interest may not be counted towards the one third requirement described in clause (i) above or the 1% threshold described in clause (ii) above.

        For the purpose of the vote on this resolution, each shareholder is asked to indicate on the enclosed proxy card whether or not he or she has a personal interest in approval of the transaction. For the definition of “personal interest”, see under the caption "Required Vote" in Item 3 above.

ITEM 5 – RE-APPOINTMENT OF INDEPENDENT AUDITORS AND FIXING THEIR REMUNERATION

        Brightman, Almagor, Zohar & Co., Certified Public Accountants (Israel) and a member of Deloitte Touche Tohmatsu, were re-appointed in 2007 to serve as independent auditors of Scailex for the 2008 fiscal year. They have no relationship with Scailex, except as auditors and, to a limited extent, as tax consultants and some other non-audit related services. Our audit committee and board of directors have approved the re-appointment of Brightman, Almagor, Zohar & Co. as our independent auditors and believe them to be fully independent of the Company.

        At the General Meeting, shareholders will be asked to approve the re-appointment of Brightman, Almagor, Zohar & Co. as our independent auditors for the 2009 fiscal year and to authorize our board of directors to fix their remuneration. The fixing of the remuneration of our independent auditors by our board of directors will be made pursuant to the recommendation of our audit committee, following its deliberations thereon.

        A representative from Brightman, Almagor, Zohar & Co. is expected to be present at the Meeting and available to respond to appropriate questions from shareholders.

Proposal 4

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the re-appointment of Brightman, Almagor, Zohar & Co., a member of Deloitte Touche Tohmatsu, as independent auditors of the Company for the 2009 fiscal year be, and it hereby is, approved and that the board of directors be, and it hereby is, authorized to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

        Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the Meeting, in person or by proxy, and voting on the resolution.

        The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 6 – DISCUSSION OF AUDITORS' REPORT AND FINANCIAL STATEMENTS

        At the General Meeting, the Auditors' Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2007, will be presented for discussion, as required by the Companies Law. The said Auditors' Report and Consolidated Financial Statements, as well as our annual report on Form 20-F (filed with the Securities and Exchange Commission on June 30, 2008) and our shell company report on Form 20-F (filed with the Securities and Exchange Commission on October 3, 2008), may be viewed on our website - www.scailex.com or through the IDEA/EDGAR website of the Securities and Exchange Commission at www.sec.gov or the website of the Israel Securities Authority at www.magna.isa.gov.il. None of the Auditors' Report, the Consolidated Financial Statements, the Forms 20-F and the contents of our website form part of the proxy solicitation material. Any holder of voting rights in the Company may receive a copy of the said reports and financial statements of Company, without charge, upon written request to the Company (attention: Mr. Shachar Rachim, Chief Financial Officer).

        This item will not involve a vote of the shareholders.

By order of the Board of Directors, ILAN BEN DOV Chairman of the Board of Directors YAHEL SHACHAR Chief Executive Officer

Dated: January 7, 2009

APPENDIX A

INDEMNIFICATION LETTER

Text of Indemnification Letter from the Company to its
Office Holders to be acknowledged by the recipient

WHEREAS, it is in the best interest of Scailex Corporation Ltd. (the “Company”) to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming increasingly reluctant to serve publicly-held companies unless they are provided with adequate protection through insurance and indemnification in connection with such service; and

WHEREAS, you have been appointed a director, officer and/or employee of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law;

NOW, THEREFORE, in consideration of your continuing to serve the Company, the parties agree as follows:

1.	The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law in respect of the following:

1.1	any financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court, in respect of any act or omission ("action") taken or made by you in your capacity as a director, officer and/or employee of the Company;

1.2	all reasonable litigation expenses, including attorney's fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

1.3	all reasonable litigation expenses, including attorneys' fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings in which you are convicted of a crime which does not require proof of mens rea (criminal intent), all in respect of actions taken by you in your capacity as an a director, officer and/or employee of the Company.

The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as such a director or observer results from the Company’s holdings in such company or is made at the Company’s request (“Affiliate”).

2.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1	a breach of your duty of loyalty;

2.2	a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care;

2.3	An action taken or not taken with the intent of unlawfully realizing personal gain;

2.4	A fine or penalty imposed upon you for an offense; and

2.5	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

3.	The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), and with respect to items referred to in paragraph 1.2 above, even prior to a court decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime, which requires criminal intent. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.	The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

5.	The indemnification will be limited to the expenses mentioned in paragraph 1.2 (pursuant and subject to paragraph 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of paragraph 2 above) and to the matters mentioned in paragraph 1.1 above insofar as they result from your actions in the following matters or in connection therewith. The Company’s board of directors determined that the following matters are foreseeable in light of the Company’s actual operations on the date hereof:

5.1	The offering of securities by the Company, a Subsidiary, or an Affiliate and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company, a Subsidiary, and/or an Affiliate to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2	Occurrences resulting from the status of the Company and/or a Subsidiary and/or an Affiliate as a public company, and/or from the fact that the securities thereof were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad, including without derogating from the generality of the foregoing, fraudulent disclosure claims, failure to comply with securities law disclosure rules and other claims relating to relationships with investors and the investment community;

5.3	Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

5.4	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.5	Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

5.6	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

5.7	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.8	Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

5.9	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products, including product liability claims;

5.10	Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

5.11	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not;

5.12	Anti-competitive acts and acts of commercial wrongdoing;

5.13	Acts in regard of invasion of privacy including, without limitation, with respect to databases and acts in regard of slander; and

5.14	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

6.	The total amount of Indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to US$100 million, or such greater sum as shall, from time to time, be approved by the shareholders of the Company, following approval (where required under the Companies Law 5759-1999) by the Audit Committee and Board of Directors of the Company.

7.	The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in paragraph 6 above.

8.	Subject to the provisions of paragraphs 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

9.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

10.	In all indemnifiable circumstances indemnification will be subject to the following:

10.1	You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events that you suspect may give rise to the initiation of legal proceedings against you.

10.2	Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

10.3	You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.4	If, in accordance to paragraph 10.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree.

10.5	The Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company's consent to such compromise or settlement.

10.6	If required by law, the Company's authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

11.	If for the validation of any of the undertakings in this Letter of Indemnification any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

12.	For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above.

13.	If any undertaking included in this Letter of Undertaking is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings that will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

14.	This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

15.	This Letter of Indemnification cancels any preceding letter of indemnification that may have been issued to you.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.